UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2002

RiT TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No  X

RiT DELIVERS PAIRQ™ MASS DSL QUALIFICATION SYSTEMS TO MATAV,

HUNGARY’S INCUMBENT TELCO

Expected to Increase Subscriber Base and Revenues, Lower Deployment Costs

Tel Aviv, Israel – January 20, 2003 – RiT Technologies (NASDAQ: RITT), the pioneer and world leading provider of real-time physical layer management solutions, today announced the delivery of PairQ™ Mass xDSL Local Loop Pre-Qualification systems to Matav Hungarian Telecommunications Co. Ltd., Hungary’s national telecommunications service provider.

The sale follows a successful field trial, in which PairQ™ proved its ability to cost-effectively mass-qualify Matav’s wireline infrastructure for high speed DSL services. In addition, they identified the lines that were unable to support ADSL. The use of PairQ™ is expected to allow Matav to provision DSL with confidence, increasing its ADSL subscriber base and revenues while lowering DSL deployment costs.

Matav pioneered xDSL services in Eastern Europe in late 2000, and its ADSL subscriber base has grown fourfold since the last 4 quarters. Matav is increasing its deployment of broadband DSL services throughout Hungary as an important component of its focus on data services and business customers.

Commenting on the order, Matav disclosed: “Since the end of 2001, our ADSL subscriber base has quadrupled, and thousands of new subscribers continue signing up each month. By mass-qualifying our copper plant, we will have the hard data we need to accept or decline a customer order as soon as it is placed. We will be able to stand by our deployment commitments, avoiding the money-losing trial-and-error installations so common in our industry. We therefore regard PairQ™ as an important strategic tool for building the profitability of our ADSL services.”

Liam Galin, President and CEO of RiT Technologies, added, “We are delighted that PairQ™ has delivered such impressive results for Matav. As the pioneer of DSL services in Eastern Europe, Matav understands just how problematic DSL installations can be. PairQ™ is an extremely cost-effective way to gain accurate, end-to-end information about the local loop, ending the guessing game as to which pairs can support DSL and at what speed. The result is lower installation and maintenance costs, together with higher revenues, as more businesses and residents are eligible to sign up for these high-margin services. We are proud to add Matav to our customer list and will continue to acquaint telcos throughout the world with our fast-ROI technologies.”

With recognized expertise in Local Loop Management and Physical Layer technologies, RiT developed PairQ™ as the optimal solution for mass xDSL local loop qualification and maintenance.  Fast and accurate, PairQ™ performs a comprehensive suite of tests on every pair in the copper plant – active as well as inactive from the Central Office (CO) all the way to the customer’s premises. This accurate, end-to-end information is the key to minimizing incorrect deployment decisions by DSL operators and to increasing market share without compromising customer satisfaction.

About Matav Hungarian Telecommunications Co. Ltd.

Matav is the principal provider of telecom services in Hungary. Matav provides a broad range of services including telephony, data transmission, value-added services, and through its subsidiaries, is Hungary's largest mobile telecom provider. Matav also holds a majority stake in Stonebridge Communications AD, controlling MakTel, the sole fixed line and the leading mobile operator in Macedonia. Key shareholders of Matav as of September 30, 2002 include MagyarCom, owned by Deutsche Telekom AG (59.21%), while 40.79% is publicly traded. For more information about Matav, please visit www.matav.hu/

About RiT Technologies

RiT Technologies is the pioneer and world leading provider of real-time physical layer management solutions. Our innovative technologies are the key to controlling a network’s physical layer while increasing productivity, maximizing performance and return on investment for our customers. PatchView™, RiT’s advanced solution for the enterprise enables full web-based management, planning and troubleshooting of network physical layer connectivity.

PairView™ and PairQ™ solutions are aimed at the outside plant network management market, enabling Telcos to better utilize their investment in copper infrastructure while improving their ability to provision and mass qualify for high bandwidth services (xDSL), improving deployment and margins.

RiT's global network spans 60 countries. Key customers include major financial institutions, corporations and global telecommunications companies such as; Deutsche Telekom, Alcatel, TELMEX, TELENOR, The New York Mercantile Exchange (NYMEX), ING Barings, INVESCO, DIAGEO, Daewoo, Reuters.

RiT is a member of the RAD group, a world leader in communications solutions.

For more information, please visit our website: www.RiTtech.com

Safe Harbor statement under the Private Securities Litigation Reform Act of 1995: This release contains forward looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products and pricing, product demand and market acceptance, new product development, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risk and other risks detailed from time to time in the Company’s filings with the Securities Exchange Commission.

This press release is available at http://www.rittech.com/ and http://www.portfoliopr.com/.

RiT TECHNOLOGIES REPORTS FOURTH QUARTER AND FULL YEAR 2002 RESULTS

27% Revenue Growth over Previous Quarter

Tel Aviv, Israel – January 27, 2003 – RiT Technologies (NASDAQ: RITT), the pioneer and world-leading provider of real-time physical layer management solutions, today announced financial results for the fourth quarter and full year ended December 31, 2002.

Revenues for the fourth quarter of 2002 were $4,377,000, an increase of 27% as compared to $3,456,000 for the third quarter of 2002. Net loss for the quarter, was ($1,828,000), or ($0.21) per diluted share, compared to a net loss of ($3,776,000), or ($0.42) per diluted share, for the third quarter of 2002, which included a one-time write-off of $1.5 million for slow-moving inventory.  Revenues for the fourth quarter of 2001 were $8,381,000, and net income was $90,000, or $0.01 per diluted share.

Revenues for 2002 were $18,424,000 compared to $39,225,000 in 2001. Net loss for the year, including the one-time write-off of $1.5 million for slow-moving inventory, was ($6,910,000), or ($0.78) per diluted share, compared to net income of $1,788,000, or $0.20 per diluted share for 2001.

Commenting on the results, Liam Galin, President and CEO, said, “In 2002, the market ‘freeze’ caught up with RiT, reducing our telecom sales, and forcing us into a loss after two years of positive net income. Our response was two-fold: First, we aligned our expenses with a lower level of revenues; second, we instituted a far-reaching cost-cutting program. At the same time, to improve our sales for the long-term, we intensified our sales efforts - targeting geographic areas and industry sectors less affected by the slowdown. As we enter a new year, we believe both these efforts will bear fruit.”

Mr. Galin continued, “The last few months have been a productive period of sales and R&D activities. In the telecom sector, we recently announced a multiple-system sale of our PairQ™ ADSL Mass Qualification system to Matav, Hungary’s incumbent operator, following the extremely successful field trial completed earlier in the year. We completed a successful PairView™ field trial with a European operator, and made progress in negotiations regarding the sale of several PairView™ and PairQ™ systems to new customers. In the Enterprise sector, we are negotiating with several large enterprises for sales of our high-end PatchView™ solutions. In December, we launched the latest PatchView for the Enterprise™ version 3.0, a groundbreaking version that incorporates a number of significant new features, including the first full web-based management solution for the physical layer, an enhanced user friendly interface, improved converged network capabilities, multi-language support and advanced visualization capabilities.”

“We reduced our inventory by 25% during the year, and cut operating expenses by more than 20%. The painful workforce reductions implemented during the fourth quarter will reduce our expenses even more in 2003, helping us to move forward through this difficult and unpredictable market. To maximize our flexibility in all market conditions, we continue searching out new ways to economize and create new sales.”

Mr. Galin concluded, “Overall, we believe the actions taken during this difficult year have positioned us for better performance in 2003. We are working to take advantage of new opportunities in both our target markets while remaining focused on maintaining tight control of our business.”

The Company will host a conference call to discuss these results on Monday, January 27th, at 11:00 A.M. Eastern Time/ 18:00 Israel time.  To participate, please call 1-888-331-0044 (US, toll free), 1-203-748-8964 (International) and mention ID code: RiT. The conference call will also be webcast live at www.RiTtech.com/pages/irelations.asp.  It will also be available thereafter for replay on www.RiTtech.com/pages/irelations.asp, or by calling 1-800-934-3336 (US) / 1-402-220-1148 (International) beginning 1 PM ET on the day of the call.

About RiT Technologies

RiT Technologies is the pioneer and world-leading provider of real-time physical layer management solutions. Our innovative technologies are the key to controlling a network’s physical layer while increasing productivity, maximizing performance and return on investment for our customers. PatchView™, RiT’s advanced solution for the enterprise enables full web-based management, planning and troubleshooting of network physical layer connectivity.

PairView™ and PairQ™ solutions are aimed at the outside plant network management market, enabling Telcos to better utilize their investment in copper infrastructure while improving their ability to provision and mass qualify for high bandwidth services (xDSL), improving deployment and margins.

RiT's global network spans 60 countries. Key customers include major financial institutions, corporations and global telecommunications companies such as; Deutsche Telekom, Alcatel, TELMEX, TELENOR, The New York Mercantile Exchange (NYMEX), ING Barings, INVESCO, DIAGEO, Daewoo, and Reuters.

RiT is a member of the RAD group, a world leader in communications solutions.

For more information, please visit our website: www.RiTtech.com

Safe Harbor statement under the Private Securities Litigation Reform Act of 1995: This release contains forward looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products and pricing, product demand and market acceptance, new product development, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risk and other risks detailed from time to time in the Company’s filings with the Securities Exchange Commission.

 This press release is available at http://www.rittech.com/ and http://www.portfoliopr.com/.

(Tables Follow)

RiT TECHNOLOGIES LTD.
STATEMENTS OF OPERATIONS (U.S GAAP)
(U.S dollars in thousands, except per share data)

	For the three months ended December 31, (Unaudited)		For the twelve months ended December 31, (Audited)

	2002	2001	2002	2001
	U.S. $	U.S. $	U.S. $	U.S. $

Sales	4,377	8,381	18,424	39,225
Cost of sales	2,566	4,245	9,562	19,696
Inventory write-off	-	-	1,518	-
Gross profit	1,811	4,136	7,344	19,529
Operating expenses:
Research and development:
Research and development, gross	1,101	1,312	4,177	5,033
Less - royalty-bearing participation	44	108	264	165
Research and development, net	1,057	1,204	3,913	4,868

Sales and marketing	1,948	2,252	7,846	10,320
General and administrative	628	622	2,591	2,961
Total operating expenses	3,633	4,078	14,350	18,149
Operating income (loss)	(1,822)	58	(7,006)	1,380
Financial income (expenses) net	(6)	32	96	408

Income (Loss) for the period	(1,828)	90	(6,910)	1,788

Fully diluted earnings (Loss) per share	(0.21)	0.01	(0.78)	0.20

Weighted Average Number of Shares - Diluted	8,910,352	8,908,230	8,910,352	9,188,665

RiT TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEET (U.S GAAP)
(U.S dollars in thousands)

	December 31, 2002	December 31, 2001
	(Audited)	(Audited)
Assets
Current Assets
Cash and cash equivalents	6,163	9,574
Marketable securities	570	1,091
Accounts receivable:
Trade, net	3,632	7,066
Other	684	978
Inventories	6,920	9,172
Total Current Assets	17,969	27,881

Property and Equipment
Cost	3,181	3,005
Less - accumulated depreciation	2,610	2,145
	571	860
Long term Investment	1,182	972
Total Assets	19,722	29,713

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable and accruals:
Trade	2,143	3,393
Other	2,445	4,423
Total Current Liabilities	4,588	7,816

Long-term Liabilities
Liability for severance pay	1,700	1,622
Total Long-term Liabilities	1,700	1,622
Total Liabilities	6,288	9,438

Shareholders' Equity
Share capital	260	260
Additional paid-in capital	23,698	23,698
Capital reserves	230	230
Accumulated other comprehensive income	24	0
Notes receivable from employees	(27)	(72)
Accumulated deficit	(10,751)	(3,841)
Total Shareholders' Equity	13,434	20,275
Total Liabilities and Shareholders' Equity	19,722	29,713

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RiT TECHNOLOGIES LTD.

Date: February 3, 2003

By: s/Liam Galin____________

Liam Galin

President, Chief Executive Officer

and Director